Exhibit 99.13

FIRST AMENDING AGREEMENT

(December 2, 2010 Note Agreement)

THIS FIRST AMENDING AGREEMENT dated as of December 2, 2010 (this “Agreement”) to the Note Purchase Agreement dated as of December 2, 2010 (the “Note Agreement”) among Penn West Petroleum Ltd. (the “Company”) and the Purchasers listed in Schedule A attached thereto as holders (the “holders”) of the outstanding senior guaranteed notes (the “Notes”) of the Company issued thereunder.

RECITALS:

1. The Company is effecting a reorganization of the Trust and its Subsidiaries on January 1, 2011 in accordance with the provisions of Section 23.1(b) of the Note Agreement, all as more fully described in the Plan of Arrangement as defined in the Arrangement Agreement dated November 10, 2010 among the Trust, the Company and certain Subsidiaries of the Trust (the “Reorganization”).

2. The Company and the holders wish to effect certain amendments to the Note Agreement in connection with such Reorganization as provided herein, to take effect on the Effective Date.

NOW THEREFORE, upon the satisfaction of the conditions precedent to the effectiveness of this Agreement set forth in Article 4 hereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Note Agreement.

1.2 Sections. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.3 Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice of law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

ARTICLE 2

AMENDMENTS TO NOTE AGREEMENT

2.1 Ownership of the Company and Restricted Subsidiaries. Section 9.15 of the Note Agreement is deleted and replaced with the following:

“9.15 Ownership of the Company and Restricted Subsidiaries.

The Company will ensure that at all times the Company and each Restricted Subsidiary, or their respective successors as permitted by Section 10.2, are directly or indirectly wholly-owned Subsidiaries of the Trust, or are Joint Venture Development Entities.”

2.2 Additions to Defined Terms. Schedule B to the Note Agreement is amended by inserting the following defined term in its proper alphabetical order:

“Joint Venture Development Entity” means, as to the Trust, any other Person in which the Trust directly or indirectly owns 50% or more of the outstanding equity and voting interests of such Person, and another Person at arms’ length to the Trust owns all of the remaining outstanding equity and voting interests, and either (A) the Trust controls the Person, or (B) each of the two owners have equal voting rights in the Person such that neither owner controls the Person; provided that each of the following conditions is met:

(a) for the purposes of any determination of Priority Debt, the entire amount of the Indebtedness of the Joint Venture Development Entity is included as Indebtedness regardless of whether or not only a proportionate share thereof is attributable to the interest of the Trust therein, or whether or not the application of GAAP or IFRS would provide for any contrary determination;

(b) for the purposes of all other financial determinations under this Agreement (including, without limitation, the covenants contained in Sections 10.5, 10.6, 10.8 and 10.11 using the amounts of Consolidated Senior Debt, Consolidated Total Debt, Consolidated EBITDA, Consolidated Tangible Assets, Consolidated Total Capitalization, Consolidated Unitholders’ Equity and Subordinated Debt), such determinations are made on the basis of proportionate accounting for the interest of the Trust in the Joint Venture Development Entity, regardless of whether the application of GAAP or IFRS would provide for any contrary determination;

(c) not more than Cdn.$50,000,000 in aggregate of the net income of all Joint Venture Development Entities that are not Restricted Subsidiaries is included in any determination of Consolidated EBITDA for any 12 month period;

(d) unless it is a Restricted Subsidiary, the Joint Venture Development Entity is not at any time liable for any Indebtedness that would form part of Consolidated Total Debt other than Indebtedness for working capital purposes where the principal amount of the aggregate working capital Indebtedness of all Joint Venture Development Entities that are not Restricted Subsidiaries does not at any time exceed Cdn.$50,000,000 (for the purposes of this determination, the entire amount of the working capital Indebtedness of the Joint Venture Development Entities shall be included as Indebtedness regardless of whether or not only a proportionate share thereof is attributable to the interest of the Trust therein, or whether or not the application of GAAP or IFRS would provide for any contrary determination);

(e) all of the Trust’s interest in each Joint Venture Development Entity that is a Restricted Subsidiary is either owned directly by the Trust, or indirectly through Subsidiaries of the Trust, each of which is at all relevant times a Restricted Subsidiary, or a combination thereof;

(f) a “Material Acquisition” does not include any acquisition by a Joint Venture Development Entity;

(g) the Trust, the Company or any Restricted Subsidiary has not made any contributions of capital or other form of equity investment in any Joint Venture Development Entities other than:

(i)	(A) initial contributions of capital to all Joint Venture Development Entities consisting of assets (other than current assets not directly related to such contributed assets) of the Trust, the Company or any Restricted Subsidiary with any such assets so contributed valued at the book value thereof (determined in accordance with GAAP as at the effective date of the contribution of the assets in question), not exceeding the greater of Cdn.$1,500,000,000 and 10% of Consolidated Tangible Assets (to a maximum of Cdn.$2,500,000,000 in the aggregate, and (B) any ongoing capital contributions of cash or cash equivalents by the Trust, the Company or any Restricted Subsidiary to fund ongoing capital expenditures of Joint Venture Development Entities that are Restricted Subsidiaries, provided that such capital expenditures directly relate to the then existing oil and gas properties of such Joint Venture Development Entity or any oil and gas properties which are adjacent to, or in the same or similar geographical or geological area as, such then existing oil and gas properties which have been acquired by such Joint Venture Development Entity; and

(ii)	contributions of capital made by the other owner of the Joint Venture Development Entity on behalf of the Trust, the Company or any Restricted Subsidiary which are (A) are not funded or financed by the Trust, the Company or any Restricted Subsidiary, (B) are not directly or indirectly supported by any form of financial assistance by the Trust, the Company or any Restricted Subsidiary, and (C) do not give rise to any indebtedness of the Trust, the Company or any Restricted Subsidiary; and

(h)	concurrently with the delivery of the certificate required by Section 7.2(a), the Company completes and includes as part of such certificate the form of exhibit attached hereto as Exhibit 1.

2.3 Amendments to Existing Defined Terms. Schedule B to the Note Agreement is further amended as follows:

(a)	by deleting the definition of “Material Contracts” in its entirety and replacing it with the following:

“Material Contracts” means the Partnership Agreement and the Canetic LP Partnership Agreement, each as amended, restated, supplemented, modified or replaced from time to time to the date hereof and thereafter as permitted hereby.

(b)	by deleting the definition of “Subsidiary” in its entirety and replacing it with the following:

“Subsidiary” means:

(a) as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any trust or partnership if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such trust or partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries), and

(b) a Joint Venture Development Entity, unless (in the case of a Joint Venture Development Entity that is owned 50% by the Trust and 50% by an arms’ length party such that both owners have equal voting rights and neither owner controls the entity) excluded from being a Subsidiary under this paragraph (b) by notice in writing by the Company to the holders.

Unless the context otherwise clearly requires, any reference to a “Subsidiary” (including without limitation in the context of a reference to “the Company, the Trust and its Subsidiaries” and similar phrasing) is a reference to a Subsidiary of the Trust.

ARTICLE 3

ADDITIONAL TERMS AND COVENANTS

3.1 Interpretation of Financing Agreements. As and from the time of completion of the Reorganization, the Financing Agreements shall be read and interpreted in a manner that ensures that all of the obligations of the Trust and its Subsidiaries under the applicable Financing Agreements prior to the implementation of the Reorganization on January 1, 2011 continue as obligations of their respective ultimate successors and assigns following the implementation of the Reorganization on and after January 1, 2011, without interruption. Accordingly, from and after January 1, 2011 all provisions of the Financing Agreements (including the amendments effected hereby) shall be read mutatis mutandis to give effect to the foregoing. Without limiting the generality of the foregoing, from and after January 1, 2011:

(a) all references in the Financing Agreements to the Trust shall be interpreted as being references to the Company as a successor entity to the Trust, except in instances where the references to the Trust are superfluous, such as references to “the Company and the Trust”, or “the Company shall cause the Trust” or similar duplicative references, in which case the references to the Trust shall be ignored;

(b) all references to Subsidiaries of the Trust in the Financing Agreements shall be interpreted as being references to Subsidiaries of the Company;

(c) any references to trust units of the Trust in the Financing Agreements shall be interpreted as being references to common shares in the capital of the Company, and any references to unitholders of the Trust shall be interpreted as being references to shareholders of the Company; and

(d) all references to New Issuer in the Financing Agreements shall be interpreted as being references to the Company.

ARTICLE 4

CONDITIONS PRECEDENT

4.1 Conditions Precedent. This Agreement shall be effective on January 1, 2011 (the “Effective Date”) provided that all of the following conditions have been met:

(a) this Agreement shall have been executed and delivered by the Company and the Required Holders;

(b) the Consent and Acknowledgement of Guarantors substantially in the form attached hereto shall have been executed and delivered by the Trust and each Subsidiary Guarantor;

(c) an amendment to the Bank Facility and to each of the other note purchase agreements to which the Company is a party giving effect to the Reorganization and permitting the inclusion of Joint Venture Development Entities as “Subsidiaries” and “Restricted Subsidiaries” (as those terms are defined in the Bank Facility) on substantially the same basis as herein provided, shall have become effective prior to the date of this Agreement or concurrently herewith;

(d) the representations and warranties contained in Article 5 of this Agreement shall be true on and as of the Effective Date;

(e) the Reorganization shall have been completed on the Effective Date as described in the Plan of Arrangement as defined in the Arrangement Agreement dated November 10, 2010 among the Trust, the Company and certain Subsidiaries of the Trust, and in accordance with Section 23.1(b) of the Note Agreement (having regard to the manner in which the Reorganization is being effected); and in particular, the “Company” under the Note Agreement on and after the Effective Date shall be the publicly trading continuing corporation resulting from a statutory amalgamation of the Company with certain other wholly-owned Subsidiaries of the Trust under the Business Corporations Act (Alberta);

(f) all corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to the holders, and the holders shall have received all such counterparts or certified or other copies of such documents as they may reasonably request;

(g) the holders shall have received an opinion of Burnet, Duckworth & Palmer LLP, counsel to the Company, dated the Effective Date and satisfactory to the Required Holders, as to the Company, each Restricted Subsidiary that continues as a successor to the Subsidiary Guarantors on the date hereof, the Note Agreement and each Note, as amended by this Agreement, the Subsidiary Guarantees, and as to such other matters as the Required Holders may reasonably request; and

(h) the holders shall have received from Macleod Dixon LLP, who is acting as special counsel for them in connection with this Agreement, a favourable opinion satisfactory to such holders as to such matters incident to the matters contemplated in this Agreement as they may reasonably request.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1 Representations, Warranties. To induce the holders to execute and deliver this Agreement, the Company represents, covenants and warrants to each holder (which representations, covenants and warranties shall survive the execution and delivery of this Agreement) that:

(a)

Schedule 5.1 contains an organizational chart of the Company and its Subsidiaries as at the Effective Date and a complete and correct list of its Subsidiaries and the Restricted Subsidiaries as at the Effective Date, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, its predecessor entities in existence as at the date of this Agreement (if applicable), and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each Subsidiary;

(b)	all of the outstanding shares of capital stock or similar equity interests of each Restricted Subsidiary shown in Schedule 5.1 as being owned by the Company and its Subsidiaries as at the Effective Date have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in such Schedule 5.1);

(c)	as at the Effective Date each Restricted Subsidiary identified in Schedule 5.1 is a corporation, partnership, trust or other legal entity duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, partnership, trust or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As at the Effective Date each such Restricted Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact;

(d)	this Agreement and the Consent and Acknowledgement of Guarantors attached hereto have been duly authorized, executed and delivered by each party thereto other than the holders;

(e)	the Note Agreement and each Note, as amended by this Agreement, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms;

(f)	the execution, delivery and performance of this Agreement (i) are within the corporate powers of the Company; (ii) do not require the authorization, consent or approval of any governmental authority or regulatory body or any agency, department or division of any thereof; (iii) do not and will not (A) contravene or conflict with (1) any law, statute, rule or regulation, (2) any provision of its articles or by laws, (3) any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject, or (4) any term, condition or provision of any indenture, agreement or other instrument to which it, the Trust or its Subsidiaries is a party or by which it, the Trust or any of its Subsidiaries’ properties or assets are or may be bound; or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(4) of this clause (f); and

(g)	no Default or Event of Default has occurred and is continuing or existed immediately prior to the date of this Agreement or the Effective Date, or will exist immediately after.

ARTICLE 6

MISCELLANEOUS

6.1 Agreement Part of Note Agreement. This Agreement shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect. For certainty, nothing herein shall be construed as a novation of the Notes or the indebtedness or obligations represented thereby or by the Note Agreement as amended by this Agreement, and the terms of the Notes shall not be and shall not be deemed to be, rescinded, converted or substituted.

6.2 Notices. Any and all notices, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Note Amendment without making specific reference to this Agreement but nevertheless all such references shall include this Agreement unless the context otherwise requires.

6.3 Counterparts. This Agreement may be executed in any number of counterparts, and by facsimile and pdf, all of which together shall constitute one instrument.

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IN WITNESS WHEREOF the undersigned has caused this Agreement to be executed as of the day and year first above written.

PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Todd Takeyasu
Executive Vice President and Chief Financial Officer

Per:	(Signed) “Keith Luft”
Keith Luft
General Counsel and Senior Vice President, Stakeholder Relations

Signature Page to

First Amending Agreement

(December 2, 2010 Note Agreement)

Accepted and agreed as of the date thereof.

[NOTEHOLDER SIGNATURE PAGES]

Signature Page to

First Amending Agreement

(December 2, 2010 Note Agreement)

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

(First Amending Agreement to December 2, 2010 Note Agreement)

The undersigned Guarantors hereby consent to the terms of the above Agreement and the transactions contemplated thereby and confirm that the guarantees and other security documents granted by each of the undersigned to or for the benefit of the holders of Notes are in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the “Guaranteed Obligations” guaranteed by the undersigned pursuant to the respective guarantees executed by each of the undersigned include, without limitation, all obligations of the Company to the holders of Notes under the Note Agreement as so amended, and all Notes now outstanding or hereafter issued under the Note Agreement. For certainty, each reference to “Note Purchase Agreement” in each such guarantee executed by the undersigned shall include the Note Agreement as defined in this Agreement, as amended by this Agreement, and as hereafter further amended, further restated, or supplemented, modified or replaced from time to time.

Dated as of December 2, 2010.

TROCANA RESOURCES INC.		PENN WEST PETROLEUM, by its managing partner, Penn West Petroleum Ltd.

By:	(Signed) “Keith Luft”	By:	(Signed) “Keith Luft”
	Keith Luft		Keith Luft
	General Counsel and Senior Vice President, Stakeholder Relations		General Counsel and Senior Vice President, Stakeholder Relations

Signature Page to Consent and Acknowledgement

of Guarantors for First Amending Agreement (December 2, 2010 Note Agreement)

PETROFUND VENTURES TRUST, by its Trustee, Penn West Petroleum Ltd.		PETROFUND ENERGY TRUST, by its Trustee, Penn West Petroleum Ltd.

By:	(Signed) “Todd Takeyasu”	By:	(Signed) “Todd Takeyasu”
	Todd Takeyasu		Todd Takeyasu
	Executive Vice President and Chief Financial Officer		Executive Vice President and Chief Financial Officer

By:	(Signed) “Keith Luft”	By:	(Signed) “Keith Luft”
	Keith Luft		Keith Luft
	General Counsel and Senior Vice President, Stakeholder Relations		General Counsel and Senior Vice President, Stakeholder Relations

CANETIC ABC COMMERCIAL TRUST, by its Trustee, Penn West Petroleum Ltd.		PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, Penn West Petroleum Ltd.

By:	(Signed) “Todd Takeyasu”	By:	(Signed) “Todd Takeyasu”
	Todd Takeyasu		Todd Takeyasu
	Executive Vice President and Chief Financial Officer		Executive Vice President and Chief Financial Officer

By:	(Signed) “Keith Luft”	By:	(Signed) “Keith Luft”
	Keith Luft		Keith Luft
	General Counsel and Senior Vice President, Stakeholder Relations		General Counsel and Senior Vice President, Stakeholder Relations

Signature Page to Consent and Acknowledgement

of Guarantors for First Amending Agreement (December 2, 2010 Note Agreement)

CANETIC SASKATCHEWAN TRUST, by its Trustee, Penn West Petroleum Ltd.		PENN WEST ENERGY TRUST, by its Administrator, Penn West Petroleum Ltd.

By:	(Signed) “Todd Takeyasu”	By:	(Signed) “Todd Takeyasu”
	Todd Takeyasu		Todd Takeyasu
	Executive Vice President and Chief Financial Officer		Executive Vice President and Chief Financial Officer

By:	(Signed) “Keith Luft”	By:	(Signed) “Keith Luft”
	Keith Luft		Keith Luft
	General Counsel and Senior Vice President, Stakeholder Relations		General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PROP HOLDCO LTD.

By:	(Signed) “Todd Takeyasu”
Todd Takeyasu
Executive Vice President and Chief Financial Officer

By:	(Signed) “Keith Luft”
Keith Luft
General Counsel and Senior Vice President, Stakeholder Relations

Signature Page to Consent and Acknowledgement

of Guarantors for First Amending Agreement (December 2, 2010 Note Agreement)

EXHIBIT 1 TO FIRST AMENDING AGREEMENT

OPERATING JV DEVELOPMENT ENTITIES

Name of Joint Venture Development Entity	Partners	Penn West Percentage Ownership	Restricted or Unrestricted?	Capital Contributions	Penn West Proportion in respect of each Joint Venture Development Entity:
					Consolidated Total Debt	Consolidated Senior Debt	Consolidated EBITDA	Unitholders’ Equity	Consolidated Tangible Net Worth	Consolidated Tangible Assets

Total:

SCHEDULE 5.1 TO FIRST AMENDING AGREEMENT

Penn West Petroleum and Subsidiaries

Name	Jurisdiction of Formation	Designation	Ownership
Penn West Petroleum Ltd., successor to the assets of Petrofund Ventures Trust, Petrofund Energy Trust, Canetic ABC Commercial Trust and Canetic Saskatchewan Trust,	Alberta	n/a	Public

1262814 Alberta ULC	Alberta	Restricted	100% owned by Canetic ABC AcquisitionCo Ltd.

1290775 Alberta ULC	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

1295739 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

1329813 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

977291 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Canetic ABC AcquisitionCo Ltd.	Alberta	Restricted	100% owned by Canetic ABC Holdings Ltd

Canetic ABC Holdings Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Canetic Tech Holdco Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Peace River Oil Partnership	Alberta	Restricted	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Restricted	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Name	Jurisdiction of Formation	Designation	Ownership
Penn West Petroleum Inc.	Delaware	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Petroleum	Alberta	Restricted	General partner interests owned by Penn West Petroleum Ltd. (99.97%), and Trocana Resources Inc. (0.03%)

Penn West PROP HoldCo Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West PROP Limited Partnership	Alberta	Restricted	99.99% limited partner interest owned by Penn West Petroleum Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.

Penn West Reece Acquisition Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Sandhill Crane Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Trocana Resources Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Upton Resources USA Inc.	Montana	Restricted	100% owned by Penn West Petroleum Inc.

Sifton Energy Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

List of Unrestricted Subsidiaries as of the Conversion Date

NIL

*	Immaterial Subsidiaries include Penn West Reece Acquisition Ltd., Canetic Tech HoldCo Inc., 977291 Alberta Ltd., 1329813 Alberta Ltd., 1295739 Alberta Ltd., 1290775 Alberta ULC, Canetic ABC Holdings Ltd., Canetic ABC AcquisitionCo Ltd. and 1262814 Alberta ULC.